Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

By Electronic Mail

January 30, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 24, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from FibroBiologics, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Shares of Common Stock,
par value $0.00001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi